February 27, 2017

Tom Kluck

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Registration Statement on Form S-3

(Filed February 7, 2017; File No. 333-215930)

Dear Mr. Kluck:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on or about 12:00 p.m., Eastern Time, on March 1, 2017, or as soon thereafter as reasonably practicable.

If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6579. Thank you for your time and attention to this matter.

Very truly yours,

By:	/s/ Richard F. Morris
Richard F. Morris General Counsel